Exhibit 1.14

Filing and publication of the minutes of the Extraordinary Shareholders’
Meeting of Brembo relevant to the Cross-Border Conversion

Terms and Conditions for Right of withdrawal

This is to announce that on 4 August 2023 (the “Filing Date”), the resolution of the Shareholder’s Meeting of Brembo S.p.A. (“Brembo” or the “Company”), held on 27 July 2023 in a single call (the “Shareholder’s Meeting”), was filed with the Company’s Register. In its extraordinary session, the Shareholder’s Meeting approved, the cross-border conversion of Brembo S.p.A. from Italy to the Netherlands, and relevant and ensuing resolutions (the “Cross-Border Conversion”).

The shareholders of Brembo who did not contribute to passing the resolution concerning the Cross-Border Conversion, i.e., shareholders who were absent, abstained or voted against, are entitled to exercise the right of withdrawal pursuant to Article 2437, paragraph 1, of the Italian Civil Code (the “Right of Withdrawal”). The Right of Withdrawal applies to all, or part of, Brembo shares (the “Shares”) owned by the Company’s shareholders entitled to exercise the Right of Withdrawal.

The liquidation value of the Shares for which the Right of Withdrawal may be exercised amounts to € 13.096 per Share (the “Liquidation Value”), and it was calculated pursuant to Article 2437-ter, paragraph 3, of the Italian Civil Code.

Entitled shareholders shall exercise the Right of Withdrawal within 15 days of the Date of Registration, i.e., within 19 August 2023 (included), by sending to Brembo a declaration for exercising the Right of Withdrawal (the “Declaration”) by means of (i) registered letter with return receipt to Brembo S.p.A. c/o Computershare S.p.A. - Via Lorenzo Mascheroni 19, 20145 Milan, Italy, or (ii) certified e-mail (PEC) from the entitled shareholders’ certified e-mail account to the certified e-mail address operations@pecserviziotitoli.it. The Declaration may be prepared using the form available on the Company’s website at www.brembo.com, Investors - For shareholders - Registered Office Relocation.

Information relating to the withdrawal right is included in the notice available on 4 August 2023 on the Company website www.brembo.com, Investors, for shareholders, Company Notice, on the authorized central storage mechanism “1info-storage”, at the website www.1info.it, pursuant to applicable law.